Exhibit 99.1

monday.com Announces Third Quarter 2025 Results

Third quarter revenue of $316.9 million grew 26% year-over-year
New products now account for more than 10% of total ARR
Launched monday campaigns, expanding the CRM suite
More than 60,000 apps have been built on monday vibe in ~3 months

New York / Tel Aviv, November 10, 2025 -- monday.com (NASDAQ: MNDY) today reported financial results for its third quarter ended September 30, 2025.

Management Commentary:

“This quarter’s results reflect the strength of our execution and the continued success of our strategy to move upmarket while expanding our product suite,” said monday.com co-founders and co-CEOs Roy Mann and Eran Zinman. “We’re seeing growing demand from larger customers adopting multiple products to run their most critical workflows. Our ability to combine innovation with disciplined growth continues to set us apart and position us for long-term success.”

“We delivered our highest ever non-GAAP operating profit this quarter, underscoring our focus on efficient, profitable growth,” said Eliran Glazer, monday.com CFO. “We’re continuing to scale the business responsibly by balancing investment in innovation and go-to-market expansion with strong operational discipline. This approach enables us to sustain margin strength while supporting durable, long-term growth.”

Third Quarter Fiscal 2025 Financial Highlights:

●	Revenue was $316.9 million, an increase of 26% year-over-year.
●
GAAP operating loss was $2.4 million compared to GAAP operating loss of $27.4 million in the third quarter of 2024; GAAP operating margin was negative 1% compared to negative 11% in the third quarter of 2024.

●	Non-GAAP operating income was $47.5 million compared to $32.2 million in the third quarter of 2024; non-GAAP operating margin was 15%, compared to 13% in the third quarter of 2024.
●
GAAP basic and diluted net income per share was $0.25 compared to GAAP basic and diluted net loss per share of $0.24 in the third quarter of 2024; non-GAAP basic and diluted net income per share was $1.20 and $1.16, respectively, compared to non-GAAP basic and diluted net income per share of $0.90 and $0.85, respectively, in the third quarter of 2024.

●
Net cash provided by operating activities was $95.1 million, with $92.3 million of adjusted free cash flow, compared to net cash provided by operating activities of $86.6 million and $82.4 million of adjusted free cash flow in the third quarter of 2024.

Recent Business Highlights:

●	Net dollar retention rate was 111%.
●	Net dollar retention rate for customers with more than 10 users was 115%.
●	Net dollar retention rate for customers with more than $50,000 in ARR was 117%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 117%.
●	The number of paid customers with more than 10 users was 63,075, up 7% from 58,760 as of September 30, 2024.
●	The number of paid customers with more than $50,000 in ARR was 3,993, up 37% from 2,907 as of September 30, 2024.
●	The number of paid customers with more than $100,000 in ARR was 1,603, up 48% from 1,080 as of September 30, 2024.
●	The number of paid customers with more than $500,000 in ARR was 78, up 73% from 45 as of September 30, 2024.
●	Customers with more than 10 users now represent 81% of ARR, up from 79% as of September 30, 2024.
●	Customers with more than $50,000 in ARR now represent 40% of ARR, up from 34% as of September 30, 2024.
●	Customers with more than $100,000 in ARR now represent 27% of ARR, up from 22% as of September 30, 2024.
●	Customers with more than $500,000 in ARR now represent 6% of ARR, up from 4% as of September 30, 2024.
●	Remaining performance obligations (RPO) were $747 million, up 36% from $548 million as of September 30, 2024.
●	New products (monday CRM, monday dev, monday service, monday campaigns) now account for more than 10% of total ARR.
●	Since launching in September, monday campaigns already has more than 200 accounts.
●	Announced new pricing for monday vibe and an updated pricing structure for AI credits.

Financial Outlook:

For the fourth quarter of fiscal year 2025, monday.com currently expects:

●	Total revenue of $328 million to $330 million, representing year-over-year growth of 22% to 23%.
●	Non-GAAP operating income of $36 million to $38 million and operating margin of 11% to 12%.

For the full year 2025, monday.com currently expects:

●	Total revenue of $1,226 million to $1,228 million, representing year-over-year growth of approximately 26%.
●	Non-GAAP operating income of $167 million to $169 million and operating margin of approximately 14%.
●	Adjusted free cash flow of $330 million to $334 million and adjusted free cash flow margin of approximately 27%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, adjusted free cash flow, which is defined as free cash flow plus costs associated with the build-out and expansion of our corporate headquarters, and adjusted free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue

Annual Recurring Revenue (“ARR”) is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenues from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered in our app marketplace or interruptions or performance problems in the technology or infrastructure underlying our platform; risks related to artificial intelligence and machine learning; our ability to attract customers, grow our retention rates and expand usage within organizations, including cross-selling and upselling; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and consistent sales strategies; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with environmental and social responsibility and climate change; our dependence on key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on traditional web search engines to direct traffic to our website; interruption or delays in service from third parties or our inability to plan and manage interruptions; risks related to security disruptions, unauthorized system access; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its third quarter 2025 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 1347415. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

monday.com is a global software company that builds products people love to manage the core of their work. Our product suite can adapt to the needs of diverse industries and use cases within one powerful platform. Our ~245,000 customers are reimagining how work gets done, driving greater efficiency, and scaling like never before. For more information, visit monday.com.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Ariella Davner
ariellada@monday.com

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenue	$316,855	$251,000	$898,119	$704,019
Cost of revenue	35,788	25,972	95,766	73,189
Gross profit	281,067	225,028	802,353	630,830
Operating expenses:
Research and development	79,453	56,509	235,877	151,377
Sales and marketing	165,808	140,284	460,118	399,896
General and administrative	38,184	55,637	110,491	110,187
Total operating expenses	283,445	252,430	806,486	661,460
Operating loss	(2,378)	(27,402)	(4,133)	(30,630)
Financial income, net	15,762	14,942	47,511	42,631
Income (loss) before income taxes	13,384	(12,460)	43,378	12,001
Income tax benefit (expense)	(332)	434	(1,328)	(2,634)
Net income (loss)	$13,052	$(12,026)	$42,050	$9,367
Net income (loss) per share attributable to ordinary shareholders, basic	$0.25	$(0.24)	$0.82	$0.19
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.25	$(0.24)	$0.79	$0.18
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	51,687,504	50,134,930	51,361,840	49,674,755
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	53,264,485	50,134,930	53,175,420	52,264,538

MONDAY.COM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2025	2024
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$1,527,246	$1,411,602
Marketable securities	211,740	50,004
Accounts receivable, net	32,711	25,804
Prepaid expenses and other current assets	89,137	44,836
Total current assets	1,860,834	1,532,246
LONG-TERM ASSETS:
Property and equipment, net	49,149	41,576
Operating lease right-of-use assets	103,272	94,703
Other long-term assets	45,293	16,983
Total long-term assets	197,714	153,262
Total assets	$2,058,548	$1,685,508
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$45,347	$35,611
Accrued expenses and other current liabilities	218,296	171,040
Deferred revenue, current	406,231	339,951
Operating lease liabilities, current	27,224	29,013
Total current liabilities	697,098	575,615
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	92,050	77,023
Deferred revenue, non-current	2,179	2,639
Total long-term liabilities	94,229	79,662
Total liabilities	791,327	655,277
SHAREHOLDERS' EQUITY:
Other comprehensive income	21,193	3,189
Share capital and additional paid-in capital	1,756,010	1,579,074
Accumulated deficit	(509,982)	(552,032)
Total shareholders’ equity	1,267,221	1,030,231
Total liabilities and shareholders’ equity	$2,058,548	$1,685,508

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$13,052	$(12,026)	$42,050	$9,367
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,500	3,205	10,125	8,658
Share-based compensation	49,862	35,374	137,465	98,540
Share-based compensation granted to foundation	—	17,908	—	17,908
Amortization of discount and accretion of interest on marketable securities	(1,983)	(647)	(2,078)	(647)
Changes in operating assets and liabilities:
Accounts receivable, net	3,485	(1,028)	(6,907)	(2,719)
Prepaid expenses and other assets	(9,797)	23,053	(36,554)	7,853
Accounts payable	3,488	(12,055)	9,712	9,613
Accrued expenses and other liabilities, net	30,220	20,003	54,318	22,714
Deferred revenue	3,317	12,818	65,820	63,067
Net cash provided by operating activities	95,144	86,605	273,951	234,354
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,984)	(3,800)	(13,555)	(9,764)
Purchase of marketable securities	(149,530)	(49,570)	(159,579)	(49,570)
Capitalized software development costs	(941)	(393)	(2,644)	(1,463)
Net cash used in investing activities	(154,455)	(53,763)	(175,778)	(60,797)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	8,045	15,349	34,546	34,673
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	(12,003)	(1,278)	(17,075)	12,797
Net cash provided by (used in) financing activities	(3,958)	14,071	17,471	47,470
INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	(63,269)	46,913	115,644	221,027
CASH AND CASH EQUIVALENTS - Beginning of period	1,590,515	1,290,242	1,411,602	1,116,128
CASH AND CASH EQUIVALENTS - End of period	$1,527,246	$1,337,155	$1,527,246	$1,337,155

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$281,067	$225,028	$802,353	$630,830
Share-based compensation	2,964	1,881	6,370	4,997
Non-GAAP gross profit	$284,031	$226,909	$808,723	$635,827

GAAP gross margin	89%	90%	89%	90%
Non-GAAP gross margin	90%	90%	90%	90%

Reconciliation of operating expenses
GAAP research and development	$79,453	$56,509	$235,877	$151,377
Share-based compensation	(21,681)	(13,536)	(65,028)	(36,729)
Non-GAAP research and development	$57,772	$42,973	$170,849	$114,648

GAAP sales and marketing	$165,808	$140,284	$460,118	$399,896
Share-based compensation	(14,004)	(9,945)	(33,209)	(28,013)
Non-GAAP sales and marketing	$151,804	$130,339	$426,909	$371,883
GAAP general and administrative	$38,184	$55,637	$110,491	$110,187
Share-based compensation	(11,213)	(10,012)	(32,858)	(28,801)
Charitable contribution to foundation (1)	—	(24,208)	—	(24,208)
Non-GAAP general and administrative	$26,971	$21,417	$77,633	$57,178

Reconciliation of operating income (loss)
GAAP operating loss	$(2,378)	$(27,402)	$(4,133)	$(30,630)
Share-based compensation	49,862	35,374	137,465	98,540
Charitable contribution to foundation (1)	—	24,208	—	24,208
Non-GAAP operating income	$47,484	$32,180	$133,332	$92,118
GAAP operating margin	(1)%	(11)%	(0)%	(4)%
Non-GAAP operating margin	15%	13%	15%	13%

Reconciliation of net income (loss)
GAAP net income (loss)	$13,052	$(12,026)	$42,050	$9,367
Share-based compensation	49,862	35,374	137,465	98,540
Charitable contribution to foundation (1)	—	24,208	—	24,208
Tax benefit related to share-based compensation(2)	(1,015)	(2,587)	(937)	(6,112)
Non-GAAP net income	$61,899	$44,969	$178,578	$126,003

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information (cont.)

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, basic	51,687,504	50,134,930	51,361,840	49,674,755
Effect of dilutive shares (3)	1,576,981	2,490,965	1,813,580	2,589,783
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, diluted	53,264,485	52,625,895	53,175,420	52,264,538

GAAP net income (loss) per share, basic	$0.25	$(0.24)	$0.82	$0.19
GAAP net income (loss) per share, diluted	$0.25	$(0.24)	$0.79	$0.18
Non-GAAP net income per share, basic	$1.20	$0.90	$3.48	$2.54
Non-GAAP net income per share, diluted	$1.16	$0.85	$3.36	$2.41

(1)
Includes, during the three and nine months ended September 30, 2024, (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our ordinary shares that we contributed to the monday.com foundation, and (ii) a one-time cash contribution of $6.3 million from us to the monday.com foundation, calculated based on 1% of the gross proceeds from our initial public offering.

(2)
The tax benefit related to share-based compensation was excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding the tax benefit enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(3)
The effect of these dilutive shares was not included in the GAAP calculation of diluted net loss per share for the three months ended September 30, 2024, because the effect would have been anti-dilutive.

MONDAY.COM LTD
Reconciliation of net cash provided by operating activities to adjusted free cash flow

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash provided by operating activities	$95,144	$86,605	$273,951	$234,354
Purchase of property and equipment	(3,984)	(3,800)	(13,555)	(9,764)
Capitalized software development costs	(941)	(393)	(2,644)	(1,463)
Purchase of property and equipment related to build-out and expansion of our corporate headquarters	2,082	—	8,174	—
Adjusted free cash flow	$92,301	$82,412	265,926	223,127
Adjusted free cash flow margin	29%	33%	30%	32%